Darren C. Skinner
Darren.Skinner@aporter.com

+1 202.942.5636
+1 202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

July 20, 2012

CORRESPONDENCE FILED
VIA EDGAR TRANSMISSION

Christian Windsor, Esq.

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Walker & Dunlop, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 9, 2012; File No. 001-35000

Dear Mr. Windsor:

On behalf of our client, Walker & Dunlop, Inc. (the “Company”), we are responding to the letter dated July 18, 2012 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC”) to the Company setting forth the comments of the staff of the SEC’s Division of Corporation Finance (the “Staff”) on the Company’s Preliminary Proxy Statement on Schedule 14A, File No. 001-35000, filed with the SEC on July 9, 2012 (the “Proxy Statement”).  Concurrently with this letter, the Company is electronically transmitting a revised Preliminary Proxy Statement (the “Revised Proxy Statement”) for filing under the Securities Exchange Act of 1934 (the “Exchange Act”).  This letter, together with the Revised Proxy Statement, sets forth the Company’s responses to the Staff’s comments contained in the Comment Letter.

To facilitate the Staff’s review, the numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter.  Each of the Staff’s comments is set forth in bold, followed by the Company’s response.  All page references in the responses set forth below refer to pages of the Revised Proxy Statement.  Terms used herein and otherwise not defined in this response have the meanings set forth in the Revised Proxy Statement.

Notice of Special Meeting of Stockholders, page ii

1.                                      Revise the description of the first proposal to add the aggregate consideration and the cash payment to be made in connection with the acquisition. Please also include this information in the Questions and Answers and Summary sections.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the description of the Share Issuance Proposal in several places in the Proxy Statement, substantially as follows:

The Special Meeting is being held to consider and vote on a proposal to approve the issuance of shares of common stock of Walker & Dunlop, pursuant to the Purchase Agreement, in connection with the proposed acquisition of CWCapital by Walker & Dunlop’s indirect wholly owned operating subsidiary, the Purchaser, for aggregate consideration, net of certain expenses and adjustments, of approximately $220 million, consisting of $80 million paid in cash and $140 million paid through the issuance of approximately 11,647,255 shares of common stock (or approximately 34 percent, on a fully diluted basis) of Walker & Dunlop, subject to certain adjustments as described below under “The Purchase Agreement” on page 44.

Questions and Answers about the Proxy Materials and the Special Meeting

What happens if the Share Issuance Proposal and the Plan Amendment are not approved?, page 3

2.                                      We note your disclosure that if stockholders do not approve the Share Issuance Proposal, you will not complete the Acquisition by issuing shares in excess of the NYSE 20% cap.  If applicable, please revise to explain your plans to issue shares to CWCapital in an amount that is less than the 20% cap, including to terminate the acquisition or to increase the cash portion of the consideration.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the section of the Proxy Statement captioned “What happens if the Share Issuance Proposal and the Plan Amendment are not approved?” under “Questions and Answers” to indicate that the Company will consider its alternatives, including its right to terminate the Acquisition, if shareholders do not approve the Share Issuance Proposal.

Proposal 1: Share Issuance Proposal: Issuance of Shares of our Common Stock in Connection with Our Proposed Acquisition of CWCapital

Background of the Acquisition, page 27

3.                                      Revise to specify the valuation and key proposed transaction terms that were put forth throughout the negotiation, beginning with the terms referenced on May 16, 2012.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the section of the Proxy Statement captioned “Background of the Acquisition” under “Proposal 1: Share Issuance Proposal: Issuance of Shares of our Common Stock in Connection with our Proposed Acquisition of CWCapital — The Acquisition — Background of the Acquisition,” as shown below (with new language in underscored text, and deleted language in strikethrough text):

•                  The tenth paragraph of the section is restated in its entirety to read as follows:

On May 17, 2012, Messrs. Walker and Edens spoke via telephone. During the call, Mr. Walker outlined the general terms for the Company to acquire CWCapital.  Mr. Walker proposed a purchase price of $230 million, to be paid 70 percent in stock and 30 percent in cash, with the stock consideration being subject to restriction on sale during the first six months after closing of the acquisition.  Mr. Walker also proposed to provide CW Financial with the right to appoint two members to our Board, contingent upon the addition of a third new director to ensure the

Board’s independence. Messrs. Walker and Edens agreed to execute a more comprehensive confidentiality agreement and to proceed with discussions.  Mr. Walker updated our Board on the proposed acquisition terms discussed above, ~~general terms of the potential acquisition,~~ negotiations, due diligence and proposed timeline.  Later that day, the Company executed another confidentiality agreement with Galaxy to further discussions.  We engaged Arnold & Porter LLP as our counsel on May 17, 2012, and CW Financial engaged Sidley Austin LLP as its counsel on May 17, 2012.

•                  The eleventh paragraph of the section is restated in its entirety to read as follows:

On May 18, 2012, Messrs. Walker, Narasimhan and Spetka met at the Company’s offices in Bethesda, and KBW representatives held a teleconference with them to discuss matters relating to the potential acquisition, including ~~general terms and conditions~~ the same terms discussed between Mr. Edens and Mr. Walker during the previous day.  On the same day, the Company provided access to an electronic data room to CW Financial and its representatives.  From May 18, 2012 to June 1, 2012, representatives and advisors of the Company and CW Financial exchanged information, had phone calls and in person meetings with follow up requests for information, conducted due diligence and continued to evaluate and discuss the terms of a potential transaction.

•                  The twelfth paragraph of the section is restated in its entirety to read as follows:

On May 24, 2012, Messrs. Walker, Narasimhan and Michael Berman, Chief Executive Officer of CWCapital, met at Arnold & Porter LLP’s offices in Washington, DC to discuss Mr. Berman’s current role with CWCapital and his expected role with the combined company.  In addition they discussed the importance of the human capital at each company and the companies’ similar cultures ~~matters relating to the potential transaction~~.

•                  The thirteenth paragraph of the section is restated in its entirety to read as follows:

On May 25, 2012, CW Financial provided to the Company a written, preliminary non-binding term sheet summarizing the general terms and conditions for the transaction, as discussed on the May 17, 2012 telephone conversation between Messrs. Walker and Edens described above.  CW Financial proposed a $230 million purchase price, to be paid 65 percent in stock ($149.5 million) and 35 percent in cash ($80.5 million), with a prohibition on any resale of the stock portion of the consideration during the first six months after closing of the acquisition.  This cash and stock composition represented a 5 percent decrease in stock consideration and a 5 percent increase in the cash consideration as compared to what had been previously discussed between CW Financial and the Company.  The term sheet introduced (i) the volume weighted average method for determining the stock price and resulting shares to be issued, and (ii) a transition services agreement between CW Financial and the Company (covering certain shared services, including accounting and information technology, to help CWCapital transition away from CW Financial) for a to-be-agreed upon time after the closing of the transaction.  The term sheet also provided CW Financial with the right to appoint two members to our Board, as previously proposed by the Company.

•                  The fifteenth paragraph of the section is restated in its entirety to read as follows:

On May 28, 2012 and May 29, 2012, representatives of Sidley Austin LLP and Arnold & Porter LLP had telephonic conferences to discuss the preliminary non-binding term sheet. Messrs. Walker, Perlis, Spetka, Narasimhan and Cibinic also met on May 29, 2012 to further negotiate the terms of the proposed transaction.  The key terms discussed were transaction-related costs and transition services.  Following such conversations, Arnold & Porter LLP commenced preparing initial drafts of the Purchase Agreement and related documents.

•                  The sixteenth paragraph of the section is restated in its entirety to read as follows:

On May 31, 2012, Ms. Wilson and Messrs. Walker and Perlis, along with KBW representatives, had several teleconferences during which valuation and potential synergies were discussed.  The valuation discussions focused on refining the financial assumptions for CWCapital based on the Company’s due diligence findings. In view of these findings, the Company revised its offer by reducing the aggregate consideration to be paid by $10 million to reach a new purchase price of $220 million.  In association with this reduction, however, the Company determined to keep the cash component static at $80 million (36 percent) and reduce the stock portion to $140 million (64 percent).

•                  The seventeenth paragraph of the section is restated in its entirety to read as follows:

Based on the Company’s valuation of CWCapital in light of its diligence, on June 1, 2012, Messrs. Edens and Walker met to continue discussions regarding ~~adjust~~ the acquisition price ~~transaction terms~~. At that time, Messrs. Edens and Walker agreed to a purchase price of $220 million consisting of $80 million in cash and $140 million in stock.  ~~agreed to a lower purchase price than had been proposed in the prior discussions and negotiations.~~ Company representatives then met with Mr. Spetka and other representatives and advisors of CWFinancial.  The discussion focused on the business and culture of CWCapital and the Company.

•                  The twentieth paragraph of the section is restated in its entirety to read as follows:

Commencing on June 4, 2012 through June 7, 2012, the Company and CW Financial, along with their legal counsel and financial advisors, met to negotiate the terms of the Purchase Agreement and related documentation, during which revised drafts of the transaction documents were circulated and discussed, and disclosure schedules to the Purchase Agreement were prepared and circulated.  Key terms negotiated during these meetings, which are discussed in detail below under “The Purchase Agreement” on page 44, included (i) the net working capital calculation to be used at closing, (ii) the “collar” calculation and range regarding changes in the trading price of our Common Stock between signing and closing, (iii) the term for survival of representations and warranties and indemnifications, (iv) the terms for the exercise of CW Financial’s registration rights and the Company’s right of first offer with respect to the shares constituting the stock consideration for the acquisition, and (v) the terms of the standstill and non-compete provisions and periods for CW Financial and its affiliates.

*  *  *

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (202) 942-5636, or, in my absence, Neil Goodman at (202) 942-5191, with any questions or comments you may have regarding this letter or the Revised Proxy Statement.

Sincerely,

/s/ Darren C. Skinner